ROPES & GRAY LLP

1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704

WWW.ROPESGRAY.COM

May 27, 2020	Matthew C. Micklavzina
T +1 212 841 8849

matthew.micklavzina@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Stone Ridge Trust

Registration Statement on Form N-1A

File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the "Trust"), we are writing to respond to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that you provided by telephone on May 5, 2020 and via e-mail on May 11, 2020 in connection with the Trust's Post- Effective Amendment ("PEA") No. 62 to the above-referenced registration statement on Form N-1A, filed with the Commission on March 20, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"). PEA No. 62 was filed in connection with the addition of the Stone Ridge Diversified Alternatives Fund (the "Fund") as a new series of the Trust.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act ("PEA No. 63"). PEA No. 63 is marked to show changes made from PEA No. 62. For the convenience of the Staff, the comments have been summarized below. The Fund's response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in PEA No. 62.

Prospectus

Fund Summary

1.Staff Comment: Several of the strategies that the Fund intends to pursue appear to be focused on less liquid asset classes, and the Fund discloses that it may pursue its strategies by investing in closed-end funds. Please disclose the percentage, or range of percentages, of the Fund's assets it intends to invest in each strategy. Please also explain supplementally how the Fund's

Karen Rossotto	- 2 -	May 27, 2020

investments relate to its liquidity risk management program under Rule 22e-4 under the 1940 Act.

Response: The Fund has revised the prospectus to disclose a range of percentages of the Fund's net assets it intends to invest in each strategy, individually and in the aggregate. As disclosed in the prospectus, the Fund may invest at the time of purchase up to 15% of its net assets in illiquid securities. The Fund intends to limit the amount of net assets invested in illiquid securities to a level below 15% at the time of purchase. Such level will be determined based on the anticipated volatility of the Fund's investments, anticipated shareholder redemption and subscription activity, expectations regarding the Fund's ability to convert its illiquid investments to cash without significantly affecting the market value of such investments, and other relevant considerations. In addition, the Fund has adopted and implemented a liquidity risk management program in accordance with Rule 22e-4 under the 1940 Act that is reasonably designed to assess and manage the Fund's liquidity risk.

Principal Investment Strategies

2.Staff Comment: In the section "Principal Investment Strategies," please revise the disclosure so it is clearer to an investor which strategies the Fund will pursue directly, and which strategies it will pursue indirectly through other pooled investment vehicles.

Response: The Fund has revised the disclosure under "Principal Investment Strategies" to make clearer that the Fund may pursue its reinsurance and healthcare royalties directly or indirectly through other pooled investment vehicles. The Fund also respectfully notes that the disclosure under "Principal Investment Strategies—Strategy Summaries—"Reinsurance" and "Healthcare Royalties" states that these strategies may be pursued indirectly through pooled investment vehicles, either through the Reinsurance Fund (in the case of reinsurance) or through investments in private funds (in the case of healthcare royalties). The Fund's market risk transfer, style premium investing, single family real estate and alternative lending strategies will be pursued directly or indirectly through the use of derivatives.

3.Staff Comment: Under "Principal Investment Strategies-Style Premium Investing," the Fund discloses that it may hold both long and short positions. Please confirm supplementally that expenses associated with the Fund's use of short positions will be disclosed in the Fee Table.

Response: The Fund confirms that expenses associated with the Fund's use of short positions will be included in the Fee Table.

4.Staff Comment: In the paragraph following the list of investment strategies on Page S-2, the Fund discloses that each strategy has historically been both diversified and diversifying. Please revise the disclosure so it is clearer what is meant by the phrase "generated returns differently."

Karen Rossotto	- 3 -	May 27, 2020

Response: The requested change has been made.

5.With regard to the Subsidiary, please:

a.Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The Fund confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

b.Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. Since the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

Response: The Fund confirms that the Adviser, as sole investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15 as investment adviser to the Fund within the meaning of Section 2(a)(20) of the 1940 Act. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment. The Fund confirms that it will file the investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the Fund's registration statement.

c.Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Disclose the custodian of the Subsidiary.

Response: The Fund confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The Subsidiary has the same custodian as the Fund, U.S. Bank, NA. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

d.Disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal

Karen Rossotto	- 4 -	May 27, 2020

investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response: The principal investment strategies and principal risks already disclosed in PEA No. 62 and PEA No. 63 appropriately reflect the aggregate operations of the Fund and the Subsidiary. The Fund respectfully submits that no disclosure revision is necessary in response to this Comment.

e.Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Fund so confirms.

f.Confirm in correspondence that: (1) the Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

6.Staff Comment: Please revise the last paragraph on Page S-2 so the term "Underlying Fund" is defined, or remove the term if it is not applicable. In addition, the Fund discloses that it may invest indirectly through pooled investment vehicles. Please disclose with specificity the types of pooled investment vehicles through which the Fund may invest.

Response: The Fund has removed the term "Underlying Fund," as it is not applicable. The Fund has also revised the disclosure under "Principal Investment Strategies" and elsewhere to clarify that it is only in the case of reinsurance and healthcare royalties that it may invest in pooled investment vehicles. As disclosed in the "Strategy Summaries" section, the specific pooled investment vehicle for reinsurance is the Reinsurance Fund and the Fund expects to gain exposure to healthcare royalties primarily through private funds.

7.Staff Comment: The Fund discloses that the allocation of the Fund's portfolio to its Subsidiary will vary over time and might not always include all of the different types of investments described herein. Please revise this disclosure so it is clearer to the reader how the Fund's investments may vary over time.

Response: The Fund has revised its disclosure under "Principal Investment Strategies" and elsewhere to clarify that the Fund may use the Subsidiary as part of its market risk transfer,  style risk premium and healthcare royalties strategies, and that the Adviser has discretion to allocate the Fund's assets

Karen Rossotto	- 5 -	May 27, 2020

to or away from the Subsidiary, including by reducing the Subsidiary's allocation to one or more strategies to zero, based on market conditions, availability of investments, liquidity needs and any other factors the Adviser considers relevant.

8.Staff Comment: In the section "Strategy Summaries," where the Fund invests in a bond or other fixed income strategy, please disclose the credit ratings of the bonds or other fixed income instruments in which the Fund will invest. If any of those bonds or instruments are below investment grade, please disclose that such investments may also be known as "junk bonds."

      Response: The requested change has been made.

9.Staff Comment: In the section "Strategy Summaries—Reinsurance," the Fund discloses that it may use derivatives. Please disclose the specific types of derivatives that the Fund intends to use as a principal investment strategy in this section.

Response: The requested change has been made.

10.Staff Comment: In the section "Strategy Summaries—Style Premium Investing," please briefly disclose what it means to short an asset.

Response: The requested change has been made.

11.Staff Comment: The Fund discloses that it may pursue style premium investing in foreign currencies. If the Fund intends to engage in style premium investing in the foreign currencies of emerging market countries, please so disclose, and disclose the risks of engaging in style premium investing in emerging market foreign currencies.

Response: The Fund has revised the "Strategy Summaries" section to disclose that it may engage in style premium investing in the foreign currencies of emerging markets, and has revised the "Currency Risk" risk factor in both the Summary section and the "Investment Objective, Strategies and Risks" section to disclose the risks of investing in emerging market foreign currencies.

12.Staff Comment: Please disclose the nature of the loans and securities in which the Fund may invest as part of its alternative lending strategy and describe generally what alternative lending-related securities are. If the Fund will invest in alternative lending-related securities that are below investment grade or subprime, please so disclose. In addition, consistent with the Fund's Item 9 disclosure, please disclose in the summary section that the Fund will invest in non-U.S. alternative lending-related securities. If the Fund intends to invest indirectly in alternative lending-related securities through a pooled investment vehicle, please disclose the vehicles through which it will invest.

Karen Rossotto	- 6 -	May 27, 2020

Response: The requested change has been made. The Fund does not intend to gain exposure to alternative lending-related securities through a pooled investment vehicle.

13.Staff Comment: If participations in alternative lending-related securities will be a principal investment strategy of the Fund, please so disclose in the summary strategy section.

Response: The Fund has revised the "Strategy Summaries—Alternative Lending" section as requested.

14.Staff Comment: Please disclose in greater detail how the Fund will use derivatives to invest in alternative lending-related securities. Please confirm supplementally that the Fund categorizes such alternative lending-related securities as illiquid as part of its liquidity risk management program.

    Response: The Fund has revised the disclosure to explain that it may invest in swaps that provide exposure to alternative lending-related securities. While the Fund generally expects that most of its alternative lending-related securities will be classified as illiquid, the Fund determines the liquidity classification of each of its investments in accordance with its liquidity risk management program adopted pursuant to Rule 22e-4 under the 1940 Act, and expects that certain alternative lending-related securities will be classified as highly, moderately or less liquid, as appropriate.

15.Staff Comment: In the section "Strategy Summaries—Single Family Real Estate," please disclose in plain English what are mezzanine loans and what are subordinated loans. If the Fund expects to gain exposure to single family real estate through a pooled investment vehicle, please disclose the vehicles through which it will invest.

Response: The requested change has been made. The Fund does not intend to gain exposure to single family real estate through a pooled investment vehicle.

16.Staff Comment: Please confirm supplementally that the private funds through which the Fund gains exposure to healthcare royalties are categorized as illiquid for purposes of the Fund's liquidity risk management program and that such investments in private funds will constitute no more than 15% of the Fund's net assets.

Response: While the Fund generally expects that most, if not all, of the private funds through which the Fund gains exposure to healthcare royalties will be classified as illiquid, the Fund determines the liquidity classification of each of its investments in accordance with its liquidity risk management program adopted pursuant to Rule 22e-4 under the 1940 Act, and reserves the right to classify certain private funds as highly, moderately or less liquid, as appropriate, if such private funds can be sold and converted to cash within the time period specified in Rule 22e-4 without significantly changing the market value of the investment. The Fund confirms that investments in private funds classified as illiquid investments will

Karen Rossotto	- 7 -	May 27, 2020

constitute no more than 15% of the Fund's net assets at the time of purchase, and notes that this limitation on illiquid assets is disclosed under "Principal Investment Strategies" and elsewhere in the prospectus.

Principal Investment Risks

17.Staff Comment: Under "Market Risk; Equity Investing Risk," the Fund discloses that it may invest in individual securities. If the Fund will invest directly in equities, please disclose the market capitalization range of those equity investments.

Response: As described under "Summary Strategies–Style Premium Investing," the Fund may pursue the style premium investing strategy across asset classes, including global equities. The Fund has revised the disclosure to clarify that this includes equities of any market capitalization.

18.Staff Comment: Under "Derivatives Risk," please move the list of potential derivatives the Fund may utilize to the Fund's strategy disclosure.

Response: The Fund has revised the "Strategy Summaries" section to include under each strategy the list of potential derivatives the Fund may utilize with respect to such strategy.

19.Staff Comment: Please move the first sentence under "Default Risk," to the Fund's strategy disclosure.

Response: The Fund has added disclosure about exposure to below-investment-grade securities under "Strategy Summaries—Reinsurance," "—Alternative Lending" and "— Single Family Real Estate," which the Fund believes conveys the same information as the first sentence under "Default Risk."

20.Staff Comment: Please consider whether any updates are needed to "Default Risk" or "Alternative Lending Platform Risk" to reflect changes in economic conditions as a result of COVID-19.

      Response: The Fund has revised "Default Risk" to reflect changes in economic conditions as a result of COVID-19. The Fund also notes that the Prospectus currently contains a risk factor entitled "Epidemic and Pandemic Risk," which, as revised in PEA No. 63, addresses the risk of COVID-19 broadly on all of the Fund's investments, including alternative lending-related securities.

21.Staff Comment: The Fund discloses the risk of investing in asset-backed securities. If the Fund intends to invest in asset-backed securities as a principal investment strategy, please so disclose in the strategy section of the Fund Summary.

Karen Rossotto	- 8 -	May 27, 2020

Response: The Fund has revised the Fund Summary to disclose that it intends to invest in asset-backed securities (including alternative lending securitizations and single family real estate mezzanine loans).

22.Staff Comment: The Fund discloses that as a matter of fundamental policy, the Fund invests more than 25% of its net assets in finance-related industries. Please confirm supplementally whether this policy is a fundamental policy. The Staff notes that the Fund's Statement of Additional Information discloses that the Fund has a policy not to concentrate its investments in any industry or group of industries. Please confirm whether the Fund intends to concentrate in finance-related industries.

     Response: The  Fund  has removed the above-referenced disclosure. As the Staff notes, the Fund has a policy not to concentrate its investments in any industry or group of industries, and the Fund hereby confirms supplementally that its policy is not to so concentrate.

23.Staff Comment: Under "Illiquidity and Restricted Securities Risk," the Fund discloses the investment strategies it considers to be illiquid. Please confirm supplementally whether the Fund considers investments in private funds to be illiquid.

Response: While the Fund generally expects that most, if not all, of the private funds in which it invests will be classified as illiquid, the Fund determines the liquidity classification of each of its investments in accordance with its liquidity risk management program adopted pursuant to Rule 22e-4 under the 1940 Act, and reserves the right to classify certain private funds as highly, moderately or less liquid, as appropriate, if such private funds can be sold and converted to cash within the time period specified in Rule 22e-4 without significantly changing the market value of the investment.

Performance

24.Staff Comment: Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A. In addition, if shareholders may find updated performance on a website or at a telephone number, please so disclose.

Response: The Fund has revised to include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A and to disclose that shareholders may obtain updated performance at a particular telephone number.

Purchase and Sale of Fund Shares

25.Staff Comment: The Staff notes that the Fund will have investment minimums for Class I and Class M shares. Please confirm supplementally whether the Fund is restricting investments to accredited investors or whether this Fund will be available to retail investors.

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Response: The Fund confirms that it will be available to retail investors.

Investment Objective, Strategies and Risks

26.Staff Comment: On page 1, the Fund discloses that it may invest in Quota Share Notes. If Quota Share Notes will constitute a principal investment strategy of the Fund, please so disclose in the Fund's summary strategy disclosure. If such investments are not a principal investment strategy, please move the disclosure to the SAI.

Response: The requested change has been made.

27.Staff Comment: In the section "Additional Information on Alternative Lending," the Fund discloses that the Adviser seeks to invest in alternative lending-related securities through platforms and that originate or source loans to borrowers located in the U.S., Europe, Australia and New Zealand. Please disclose the geographic regions in which the Fund seeks to invest in the prospectus summary.

Response: The Fund has revised the "Strategy Summaries—Alternative Lending" section to disclose the geographic regions in which the Fund seeks to invest.

28.Staff Comment: The Fund discloses that a substantial portion of the Fund's assets will typically be invested in unrated securities determined by the Adviser to be of comparable quality to below-investment-grade securities. Please include this disclosure in the summary strategy section.

      Response: The Fund has revised the "Strategy Summaries—Reinsurance" section to disclose that "Because most event-linked bonds and Quota Share Notes are unrated, a substantial portion of the Fund's assets will typically be invested in unrated securities determined by the Adviser to be of comparable quality to below-investment-grade securities (commonly referred to as "junk bonds")." In addition, the Fund has added disclosure to the "Strategy Summaries— Alternative Lending" and "—Single Family Real Estate" sections stating that the alternative lending-related securities and debt instruments secured by single family rental properties typically are not rated and may be determined by the Adviser to be of comparably quality to below-investment-grade securities and has also noted that such below-investment-grade securities are commonly referred to as "junk bonds."

29.Staff Comment: Please include the list of currency instruments disclosed in the first sentence of "Foreign Currency Transactions" in the summary strategy section.

Response: The requested change has been made.

30.Staff Comment: Please move the disclosure on investments in other investment companies to the summary section.

Karen Rossotto	- 10 -	May 27, 2020

Response: The Fund does not currently intend to invest in other investment companies except for the Reinsurance Fund, and this disclosure has been removed. The Fund notes that the principal risks of investing in the Reinsurance Fund are disclosed in the summary under "Principal Investment Risks—Reinsurance Fund Investment Risk."

31.Staff Comment: The Fund discloses that its investment objective may be changed without shareholder approval. If the Fund will provide a notice period before effecting such a change, please disclose that fact.

Response: If the Fund were to effect such a change, the Fund does not currently intend to provide a notice period before doing so.

32.Staff Comment: In "Event-Linked Bonds" on page 16, the Fund discloses that event-linked or catastrophe bonds carry large uncertainties and major risk exposures to adverse conditions. Please include this disclosure in the summary risk section of the Fund's prospectus.

Response: The Fund has revised "Insurance-Linked Securities Risk" in the summary risk section of the Fund's prospectus to include this disclosure.

33.Staff Comment: Please consider revising Epidemic and Pandemic Risk to disclose that the outbreak of an infectious illness is currently resulting in disruptions and economic uncertainty.

Response: The Fund has revised the "Epidemic and Pandemic Risk" risk factor to include a discussion of the effects of the current outbreak of the COVID-19 illness.

34.Staff Comment: In "Foreign Investing Risk," the Fund discloses risks associated with investing in ADRs and securities issued by foreign sovereigns. If the Fund considers these to be principal investment strategies, please so disclose in the summary strategy and risk disclosure.

      Response: The Fund has revised to move this disclosure to the SAI.

35.Staff Comment: In the section "Investing in the Fund—Other Policies—Involuntary Redemptions," the Fund discloses that it reserves the right to redeem an account for any reason and, under certain circumstances, may redeem all or a portion of an account without consent of or other action by the shareholder. Please disclose examples of specific circumstances under which the Fund anticipates it would involuntarily redeem a shareholder.

Response: The Fund has revised "Investing in the Fund—Other Politics—Involuntary Redemption" to disclose an example of circumstances under which it many involuntary redeem a shareholder.

Karen Rossotto	- 11 -	May 27, 2020

36.Staff Comment: Please confirm supplementally that no private letter ruling is required with respect to the Fund's investments in a CFC.

Response: The Fund notes that the Internal Revenue Service has suspended the issuance of private letter rulings that indicate that certain income from a regulated investment company's investment in a controlled foreign corporation will constitute qualifying income. The Fund has provided disclosure in the Prospectus, in the section "Federal Income Tax Matters," relating to the tax treatment of the undistributed income from the CFC provides, as follows:

The Fund invests in a wholly-owned Subsidiary that is treated as a controlled foreign corporation ("CFC") for U.S. federal income tax purposes. The Subsidiary will take steps to ensure that income recognized by the Fund in respect of the Subsidiary will be qualifying income and the Fund will limit its investments in the Subsidiary in the aggregate to 25% of the Fund's total assets.

Statement of Additional Information

37.Staff Comment: The Fund discloses that it is a non-diversified fund. Please revise so the disclosure is consistent with the Fund's prospectus.

Response: The requested change has been made.

38.Staff Comment: On page 10 under "Asset Segregation/Cover," the Fund discloses that it segregates with its custodian or otherwise earmarks cash, cash equivalents, or liquid assets in an amount the Fund believes to be adequate to ensure it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may engage in other measures to "cover" its obligations with respect to such transactions in accordance with applicable requirements under the 1940 Act and related guidance from the Commission and its Staff. Please confirm supplementally that the Fund will segregate, earmark or cover its assets in compliance with Commission regulations and guidance.

Response: The Fund confirms supplementally that the Fund will segregate, earmark or cover its assets in compliance with Commission regulations and guidance.

39.Staff Comment: The Fund discloses that it has a policy not to concentrate in any industry or group of industries. Please consider revising the disclosure so that this is consistent with the Fund's policy to invest more than 25% of its net assets in finance-related industries.

 Response: As explained in the Fund's response to Staff Comment 22, the Fund has a policy   not to concentrate in any industry or group of industries,  and the Fund has revised the   disclosure accordingly.

* * *

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Should members of the Staff have any questions or comments, they should contact the undersigned at (212) 841-8849 or matthew.micklavzina@ropesgray.com.

Very truly yours,

/s/ Matthew C. Micklavzina

Matthew C. Micklavzina

cc:Lauren D. Macioce Daniel W. Whitney Elizabeth J. Reza

Enclosures